Exhibit 99.3

Consolidated Financial Statements

PreMD Inc.
December 31, 2007

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of PreMD Inc.

We have audited the consolidated balance sheets of PreMD Inc. (the “Company”) as at December 31, 2007 and 2006 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of PreMD Inc. as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in 2007 the Company changed its method of accounting for financial instruments.

Chartered Accountants Licensed Public Accountants

Toronto, Canada,
March 12, 2008.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 12, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

Chartered Accountants Licensed Public Accountants

Toronto, Canada,
March 12, 2008.

PreMD Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS
[In Canadian dollars]
[See note 1 - Nature of Operations and Going Concern Uncertainty]
As at December 31

	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents [note 2]	282,200	112,577
Short-term investments [note 2]	907,768	3,163,482
Accounts receivable [note 3]	8,292	11,221
Inventory	61,177	179,219
Prepaid expenses and other receivables	758,715	570,773
Investment tax credits receivable	340,000	200,000
Total current assets	2,358,152	4,237,272
Deferred financing fees, net of accumulated amortization of $174,863 in 2006 [notes 2 and 5]	-	347,589
Capital assets, net [note 4[a]]	93,867	312,410
Intangible assets, net of accumulated amortization of $991,473 [2006 - $915,027] [notes 4[b] and 8[a]]	305,783	382,229
	2,757,802	5,279,500

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable	305,333	963,990
Accrued liabilities	765,312	932,372
Current portion of deferred revenue [note 8[a]]	106,680	-
Total current liabilities	1,177,325	1,896,362
Convertible debentures [notes 2 and 5]	5,626,987	6,350,680
Deferred revenue [note 8[a]]	373,380	-
Total liabilities	7,177,692	8,247,042
Commitments [note 8]

Shareholders' deficiency
Capital stock [note 6]	29,120,655	25,263,480
Contributed surplus [note 6]	3,098,928	2,521,915
Equity component of convertible debentures [note 5]	2,239,385	2,239,385
Warrants [notes 5, 6[c] and6[d]]	1,557,296	1,170,020
Deficit [note 2]	(40,436,154)	(34,162,342)
Total shareholders' deficiency	(4,419,890)	(2,967,542)
	2,757,802	5,279,500
See accompanying notes

On behalf of the Board:

Brent Norton, MD, MDA Director	Stephen A. Wilgar Director

PreMD Inc.

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT
[In Canadian dollars]

Years ended December 31

	2007	2006	2005
	$	$	$
REVENUE
Product sales [note 3]	41,184	6,513	425,730
License revenue [note 3 and 8[a]]	53,340	3,328,827	1,153,308
	94,524	3,335,340	1,579,038
Cost of product sales, including amortization of nil [2006 - nil; 2005 - $3,456]	140,261	36,824	428,650
	(45,737)	3,298,516	1,150,388

EXPENSES
Research and development	2,777,651	4,773,762	3,120,276
General and administration	3,213,276	3,024,811	2,690,790
Interest on convertible debentures [notes 5 and 6]	663,418	677,723	228,481
Imputed interest on convertible debentures [note 5]	1,002,394	819,609	255,529
Mark-to-market adjustment on derivative [note 2]	18,000	-	-
Amortization [notes 2, 4[a], [b] and 5]	165,753	319,205	252,804
Loss (gain) on foreign exchange	(1,313,292)	97,746	(35,734)
	6,527,200	9,712,856	6,512,146

RECOVERIES AND OTHER INCOME
Investment tax credits	140,000	200,000	198,923
Interest	117,125	265,369	173,130
	257,125	465,369	372,053
Net loss and comprehensive loss for the year	(6,315,812)	(5,948,971)	(4,989,705)

Deficit, beginning of year	(34,162,342)	(28,213,371)	(23,223,666)
Adjustment to opening deficit [note2]	42,000	-	-
Deficit, end of year	(40,436,154)	(34,162,342)	(28,213,371)

Basic and diluted loss per share	$(0.26)	$(0.27)	$(0.23)

Weighted average number of common shares outstanding	24,326,078	21,663,698	21,487,008

See accompanying notes

PreMD Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[In Canadian dollars]

Years ended December 31

	2007	2006	2005
	$	$	$
OPERATING ACTIVITIES
Net loss and comprehensive loss for the year	(6,315,812)	(5,948,971)	(4,989,705)
Add (deduct) items not involving cash
Amortization	165,753	319,205	256,260
Stock-based compensation costs included in
Research and development expense	193,527	156,920	147,085
General and administration expense	400,821	383,767	421,812
Loss (gain) on sale of capital assets	139,669	(1,743)	-
Imputed interest on convertible debentures	1,002,394	819,609	255,529
Mark-to-market adjustment on derivative	18,000	-	-
Interest on convertible debentures paid in common shares	543,312	281,462	-
Loss (gain) on foreign exchange	(1,288,160)	97,748	(35,734)
Net change in non-cash working capital balances related to operations [note 9]	(1,011,237)	1,422,730	(1,061,397)
Increase (decrease) in deferred revenue	480,060	(2,609,315)	(301,885)
Cash used in operating activities	(5,671,673)	(5,078,588)	(5,308,035)

INVESTING ACTIVITIES
Short-term investments	2,218,115	4,589,356	(3,065,568)
Purchase of trademark [note 8[a]]	-	(150,000)	-
Purchase of capital assets	(11,868)	(24,965)	(130,310)
Proceeds from sale of capital assets	1,435	3,000	-
Cash provided by (used in) investing activities	2,207,682	4,417,391	(3,195,878)

FINANCING ACTIVITIES
Issuance of convertible debentures [note 5]	-	-	9,827,616
Financing fees [notes 2 and 5]	-	(51,399)	(861,328)
Issuance of capital stock, net of issue costs [note 6[c]]	3,683,804	-	198,400
Cash provided by (used in) financing activities	3,683,804	(51,399)	9,164,688

Effect of exchange rate changes on cash and cash equivalents	(50,190)	51,974	(127,034)
Net increase (decrease) in cash and cash equivalents during the year	169,623	(660,622)	533,741
Cash and cash equivalents, beginning of year	112,577	773,199	239,458
Cash and cash equivalents, end of year	282,200	112,577	773,199

Represented by
Cash	164,776	112,577	773,199
Cash equivalents	117,424	-	-
	282,200	112,577	773,199
Supplemental cash flow information
Cash paid during the year for interest [note 5]	120,106	396,261	228,481

See accompanying notes

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

1. NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

PreMD Inc. [the "Company"] operates in a single business segment and is a predictive medicine company dedicated to improving health outcomes with non-invasive or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.  The Company develops easy-to-use, accurate and cost-effective tests designed for use in a point of care setting, in a laboratory, in the life insurance industry, and, eventually, at home.  The Company licenses the global sales and distribution rights to third parties.

The Company currently owns patents for a test used to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker for use in colorectal, lung and breast cancer.  In addition, the Company has patents and patents pending for color measurement in biological reactions.

The Company’s consolidated financial statements have been prepared on a going-concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company reported a loss of $6,315,812 for the year ended December 31, 2007, has a shareholders’ deficiency of $4,419,890 as at December 31, 2007 and has experienced significant operating losses and cash outflows from operations since its inception. The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.

The Company’s ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows.  It is not possible at this time to predict the outcome of these matters. It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technologies. These consolidated financial statements do not include any adjustments and classifications to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.

On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that it was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity.  On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008.  Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from AMEX.  On February 7, 2008, the Company provided an amended plan to the AMEX to reflect current conditions.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

Subsequent to the year end, on January 15, 2008, the Company received a non-substantially equivalent (“NSE”) letter from the U.S. Food and Drug Administration (the “FDA”) regarding the 510(k) submission for an expanded regulatory claim on its point-of-care (“POC”) skin cholesterol test.  The Company has filed a request for a second level review of the 510(k) submission and is fully exploring the issues raised by the FDA in order to achieve FDA clearance.

On March 12, 2008, the Company issued by way of private placement, $1,435,000 senior unsecured debentures maturing on September 12, 2009 and 5,072,395 common share purchase warrants for gross proceeds of $1,220,000.  Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"] consistently applied within the framework of the significant accounting policies summarized below.  The significant differences between Canadian GAAP and United States generally accepted accounting principles ["U.S. GAAP"] are described and reconciled in note 10.

Changes in accounting policies

Canadian standards
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ["CICA"] Handbook Section 3251, “Equity”, Section 1530, "Comprehensive Income", Section 3855, "Financial Instruments - Recognition and Measurement" and Section 3865, "Hedges" retroactively, without prior period restatement.  These new Handbook Sections which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

[a]   Equity and comprehensive income

Section 3251 describes standards for the presentation of equity and changes in equity during the period. Section 1530 describes how to report and disclose comprehensive income and its components.  Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders.  It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

The Company had no significant "other comprehensive income" transactions during the year and the adoption of this standard had no significant impact on opening accumulated other comprehensive income or loss.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

[b]   Financial instruments

Section 3855 describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

•	all financial assets be measured at fair value, with some exceptions, such as loans and receivables and investments that are classified as held-to-maturity;
•	all financial liabilities be measured at fair value if they are derivatives or classified as held-for-trading purposes. Other financial liabilities are measured at their amortized cost; and
•	all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

As a result of adopting this section on January 1, 2007, the Company reclassified unamortized deferred financing fees relating to convertible debentures of $347,589 to convertible debentures.  The deferred financing fees are being amortized using the effective interest method over the term of the related convertible debentures.  This resulted in a decrease of $75,000 in the opening deficit and convertible debentures upon adoption.  Also, amortization of deferred financing fees included in imputed interest for the current year was $14,000 less than it would have otherwise been prior to the new section.

In accordance with the new standard, the Company has classified cash and cash equivalents as held-for-trading, short-term investments as held-to maturity, accounts receivable and other receivables as loans and receivables and accounts payable, accrued liabilities and convertible debentures as other financial liabilities.  The carrying values of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities are considered to approximate their respective fair values due to their short-term nature.

The fair values of the equity and warrant components of the convertible debentures are recorded as "equity component of convertible debentures" and "warrants", respectively, net of the allocated financing costs.  The carrying value of the convertible debentures is recorded as a liability and is being accreted to its maturity value through charges to income for the imputed interest [note 5].

The standard also requires derivative instruments to be recorded as either assets or liabilities measured at their fair value, with changes in fair value recognized in earnings.  Certain derivatives embedded within a host contract must also be measured at fair value.  The Company has determined that the option to settle quarterly interest payments in common shares calculated based on a fixed exchange rate of $0.8209 [note 5] is a series of foreign exchange options that expire on each interest payment date.  The fair value of the derivative asset upon issuance of the convertible debentures was $61,000 which resulted in a corresponding increase in convertible debentures.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

Upon adoption of this standard, on January 1, 2007, the Company recorded a derivative asset of $18,000, an increase to the opening deficit of $33,000 and an increase in the convertible debentures of $51,000.

During fiscal 2007, the Company recognized an expense of $18,000 as a result of valuing the derivative asset on a mark-to-market basis as at December 31, 2007.  In addition, as a result of adopting this standard, the imputed interest on the convertible debentures was $11,000 less than what it would have otherwise been prior to the new section.

[c]   Hedges

Section 3865 describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

•	changes in the fair value of a hedged item and a hedging item; and
•	changes resulting from risk exposure relating to a hedged item and a hedging item.

Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the consolidated statement of loss, comprehensive loss and deficit in the same period.  The Company currently does not have any hedges.

U.S. standards
Income taxes

The Company has adopted Financial Accounting Standards Board [“FASB”] FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109”.  There was no material impact on the consolidated financial statements as a result of the Company adopting this pronouncement.

Recently issued pronouncements

The following is an overview of accounting standard changes that the Company will be required to adopt in future years:

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

Canadian pronouncements

[a]	Capital disclosures and financial instruments - presentation and disclosure

The CICA issued three new accounting standards: Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments - Disclosures”, and Section 3863, “Financial Instruments - Presentation”. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Company will adopt them on January 1, 2008. The Company is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about a company’s capital and how it is managed. The purpose will be to enable users of the consolidated financial statements to evaluate the Company’s objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages those risks.

[b]	Inventories

The CICA issued Section 3031, “Inventories”, which will replace Section 3030, “Inventories”. This new standard is effective for fiscal years beginning on or after January 1, 2008, and the Company will adopt this section on January 1, 2008. Section 3031 provides more extensive guidance on measurement, and expands disclosure requirements to increase transparency. The Company is in the process of evaluating the disclosure and presentation requirements of the new standards.

[c]	Goodwill and intangible assets

The CICA issued the new accounting standard Section 3064, “Goodwill and Intangible Assets” which will replace Section 3062, “Goodwill and Other Intangible Assets”. This new standard will be effective for fiscal years beginning on or after October 1, 2008 and the Company will adopt it on January 1, 2009. The objective of the changes is to reinforce a principle-based approach to the recognition of costs as assets and to clarify the application of the concept of matching revenue and expenses.

[d]	International financial reporting standards (“IFRS”)

The Canadian Accounting Standards Board (AcSB) has confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for those enterprises. These include listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. The official changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. The Company is currently evaluating the impact of adopting IFRS.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

U.S. pronouncements

[a]	Fair value measurements and fair value option for financial assets and liabilities

SFAS No. 157, “Fair Value Measurements”, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement applies also to other accounting pronouncements which require or permit fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 applies to all entities with available-for-sale and held-for-trading securities. SFAS No. 159 is effective as at the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is evaluating the effects of adopting these two standards.

[b]	Business combinations

Effective for fiscal years beginning after December 15, 2008, SFAS No. 141(R), “Business Combinations” and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” will improve, simplify and converge internationally the accounting for business combinations and the reporting of non-controlling interests in consolidated financial statements. SFAS No. 141(R) replaces SFAS No. 141, “Business Combinations”. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The new statement improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. SFAS No. 160 amends Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. The new statement improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way - as equity in the consolidated financial statements. In addition, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented. The Company is evaluating the effects of adopting this standard.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, PreMD International Inc., Berne, incorporated under the laws of Switzerland, and 6211178 Canada Inc., incorporated under the laws of Canada.  All significant intercompany transactions and balances have been eliminated upon consolidation.

Foreign currency translation

The Company's functional currency is the Canadian dollar.  Foreign operations are considered integrated and are translated into Canadian dollars using the temporal method.  Monetary items are translated using the exchange rate in effect at the year end and non-monetary items are translated at historical exchange rates.  Revenue and expenses are translated at the average rate for the year, except for amortization of capital assets which is translated at the same exchange rates as the assets to which they relate.  Exchange gains or losses are included in the determination of net loss and comprehensive loss for the year.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ materially from those estimates.

Significant areas requiring the use of management’s estimates include stock-based compensation, the evaluation of impairment of intangible assets, the amortization period for deferred revenue and the useful lives of definite life capital assets.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and highly liquid investments that are readily convertible into cash with maturities of less than 90 days when purchased.  As at December 31, 2007, cash equivalents were comprised of funds with an average interest rate of 2.2%.  There were no cash equivalents as at December 31, 2006.

Short-term investments

Short-term investments are classified as held-to-maturity and are carried at amortized cost.  Market value approximates amortized cost.  Short-term investments as at December 31, 2007 were comprised of money market funds with interest rates of approximately 4.9% [2006 - 4.5%].  Short-term investments are comprised of highly liquid investments with maturity periods greater than 90 days but less than one year when purchased.

Inventory

Inventory of raw materials is valued at the lower of cost and replacement cost.  Inventory of finished goods is valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

Capital assets

Capital assets are recorded at acquisition cost less accumulated amortization.

Purchases of molds required for the manufacture of products are capitalized and amortized over the useful life of the assets on the basis of units produced.  The amortization expense for molds is recorded as a cost of product sales.

The Company provides for amortization on the declining balance basis, unless otherwise indicated, at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Molds and manufacturing equipment	useful life on basis of units produced
Computer equipment	30%
Furniture and equipment	20%
Research instrumentation	30%
Laboratory equipment	20%
Leasehold improvements	straight-line over the term of the lease

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

Intangible assets

Patents, patent rights and trademarks acquired by the Company are recorded at acquisition cost and are amortized on a declining balance basis at 20% per year.  The Company evaluates the carrying value of intangible assets for potential impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.  An impairment loss is recognized when the carrying amount of an intangible asset exceeds the sum of the undiscounted cash flows expected to result from its use.

Indemnifications

Many of the Company's agreements, specifically those related to financing, clinical trials, research and development and supply arrangements, include indemnification provisions where the Company agrees to indemnify and hold harmless the counterparty against possible claims by third parties.  Potential payments under these provisions relate to personal injury resulting from clinical trials and from breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, consents to transfer, employment matters, litigation and other potential material liabilities.  None of the indemnification provisions absorb the credit risk of the counterparties' assets or liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation.  The Company also maintains product liability insurance to cover claims related to its clinical trials and sales of products.  At December 31, 2007, management believes there is only a remote possibility that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.  The Company has acquired and maintains liability insurance for its directors and officers.

Revenue recognition

In 2007, the Company earned 100% of its license revenue from one customer under the terms of one contract.  In 2006 and 2005, the Company earned 100% of its revenue from a different customer under the terms of two contracts [note 8[a]].  These contracts outlined the terms for all products and services provided to the customer, and were considered multiple revenue arrangements.  Under the terms of Emerging Issues Committee No. 142 - "Revenue Arrangements with Multiple Deliverables", products and services under these contracts are separated into units of accounting for revenue recognition purposes.

Non-refundable, up-front payments received from licensees are deferred and recognized in income on a straight-line basis over the respective terms of the agreements.  Milestone payments received from licensees are recorded as income in the period when the respective measurable milestones are achieved and collectability is assured.  Royalty revenues are based on sales by licensees and are recorded as income in the period earned and reported by the licensees.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

Revenue from sales of products to licensees is recognized when the title passes to the customer and when the products are shipped.

Interest income is recognized as earned.

Research and development and related investment tax credits

Research and development expenditures include related salaries, subcontractor fees, product development expenses including patent costs, clinical trial costs and an allocation of administrative expenses and corporate costs specifically attributable to research and development.  Research and development excludes any costs associated with the acquisition of capital assets and acquired technology.  Research and development expenditures are charged to expenses as incurred unless management believes a development cost meets the generally accepted criteria for deferral.  All development costs incurred to date have been expensed.  Reimbursements for specific expenditures received through collaborative funding have been applied against research and development expenses.

Investment tax credits earned as a result of incurring qualified scientific research and experimental development expenses are recorded when the amounts are readily determinable.  The amounts are recorded as follows:

•	for capital assets - as a reduction of the cost of the related asset; and
•	for operating expenses - as a recovery within the consolidated statements of loss, comprehensive loss and deficit.

Stock-based compensation

The Company has two stock-based compensation plans for employees, directors and consultants, which are described in note 6[e].  Certain of the stock options granted vest over a fixed term and others vest based on performance upon the achievement of certain milestones.

Canadian GAAP requires that options issued be accounted for using the fair value method of accounting.  Non-cash compensation expense for fixed-term options is recorded over the term of the vesting period, whereas compensation expense for performance options is recorded when it is determined that achievement of the milestone is likely.  Prior to 2003, no compensation expense was recognized for stock options granted to employees.  For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.  On exercise of stock options and warrants, the proceeds together with the amount recorded in contributed surplus are recorded as capital stock.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

Shares issued to employees under the share purchase plan are accounted for as direct awards of stock and are recognized as a non-cash compensation expense in the consolidated statements of loss and deficit [note 6[f]].

Income taxes

The Company applies the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.  Valuation allowances are provided if it is more likely than not that some or all of the future tax assets will not be realized.

Loss per share

Loss per share has been calculated on the basis of net loss for the year divided by the weighted average number of common shares outstanding during the year.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method.  The inclusion of the Company's stock options, the conversion feature of the convertible debentures and the warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share.  Therefore, stock options and warrants have been excluded from the calculation of diluted loss per share.  Consequently, there is no difference between basic loss per share and diluted loss per share.

3. ECONOMIC DEPENDENCE AND CONCENTRATION OF CREDIT RISK

In 2007, revenue from product sales was from multiple customers but license revenue was from one customer pursuant to a license agreement dated July 13, 2007 [note 8[a]].  Revenue earned by the Company in fiscal years 2005 to 2006 was from one customer.  This revenue was pursuant to a license agreement that was terminated on December 28, 2006 [note 8[a]].  All amounts due to the Company from this customer had been collected prior to December 31, 2006.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

4. CAPITAL AND INTANGIBLE ASSETS

[a] Capital assets consist of the following:

	2007
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Molds and manufacturing equipment	20,585	10,056	10,529
Computer equipment	164,428	138,507	25,921
Furniture and equipment	69,085	52,167	16,918
Laboratory equipment	66,760	34,475	32,285
Leasehold improvements	40,467	32,253	8,214
	361,325	267,458	93,867

	2006
			Net
		Accumulated	Book
	Cost	amortization	Value
	$	$	$

Molds and manufacturing equipment	20,585	10,056	10,529
Computer equipment	299,947	218,529	81,418
Furniture and equipment	65,609	48,373	17,236
Research instrumentation	666,460	515,576	150,884
Laboratory equipment	61,437	24,023	37,414
Leasehold improvements	39,983	25,054	14,929
	1,154,021	841,611	312,410

Amortization expense on capital assets amounted to $89,307 in 2007 [2006 - $121,934; 2005 -$140,629].

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

[b] Intangible assets consist of the following:

	2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Patents and patent rights	1,147,256	961,473	185,783
Trademarks	150,000	30,000	120,000
	1,297,256	991,473	305,783

	2006
		Accumulated	Net book
	Cost	amortization	Value
	$	$	$

Patents and patent rights	1,147,256	915,027	232,229
Trademarks	150,000	-	150,000
	1,297,256	915,027	382,229

Amortization expense on intangible assets amounted to $76,446 in 2007 [2006 - $58,057; 2005 -$72,572].

5. CONVERTIBLE DEBENTURES

On August 30, 2005, the Company completed a financing, by way of a private placement of convertible debentures maturing on August 30, 2009, for gross proceeds of $9,827,616 [U.S.$8,210,000] less issue fees and expenses of $913,000 [resulting in net proceeds of $8,915,000].  The unsecured debentures bear interest at an annual rate of 7% [effective rate of 15% on the liability component], payable quarterly in cash or common shares at the Company's option. Interest payments made in cash amounted to $120,106 in 2007 [2006 - $396,261, 2005 - 228,481]. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the shares at the time of the applicable interest payment date and is based on a fixed exchange rate of 0.8209 [note 6[b]].  The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share [subject to adjustment].  If all the debentures were converted into common shares, it would result in the issuance of an additional 2,882,195 common shares.  Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per share [subject to adjustment].  At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.  On August 25, 2006, $475,441 [U.S.$430,000] of the debentures were converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,304 of the liability, $140,137 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to capital stock.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

Of the total amount of the financing, $5,917,209 was recorded as a liability using the residual method.  The fair value of the equity component of the convertible debentures at the date of grant is estimated at $2,393,145 [net of expenses of $228,292], using the Black-Scholes option pricing model.  The fair value of the warrants is estimated at $1,176,718 [net of expenses of $112,252], determined using the Black-Scholes option pricing model.  Additional financing expenses of $51,399 were incurred in 2006, of which $13,623 was allocated to the equity component of the convertible debenture and $6,698 was allocated to warrants based on their relative fair values.  The assumptions used to calculate the fair value of the equity component and the warrants are as follows:

	Equity component	Warrants

Expected volatility	42.7%	41.7%
Risk-free interest rate	3.35%	3.35%
Expected life	4 years	5 years
Dividend yield	nil	nil

The table below presents a summary of the offering:

		Deferred
	Proceeds	financing fees	Net
	$	$	$

Issuance of convertible debentures	9,827,616	861,328	8,966,288
Equity component of convertible debentures	(2,621,437)	(228,292)	(2,393,145)
Warrants	(1,288,970)	(112,252)	(1,176,718)
Liability component of convertible debentures	5,917,209	520,784	5,396,425

The liability component is being accreted over the term of the convertible debentures by a charge to the consolidated statements of loss, comprehensive loss and deficit for imputed interest at an effective rate of 15% and, at maturity, will be equal to the face value of the debentures.  All cash repayments, default payments or redemptions of the principal under the debentures shall be made in U.S. dollars.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

The table below presents a reconciliation of the valuation of the liability component from date of issue to December 31, 2007:

$

Issuance of convertible debentures, August 30, 2005	5,917,209
Changes in foreign exchange rates	(279,398)
Imputed interest	255,529
Balance, December 31, 2005	5,893,340
Conversion to common shares	(357,304)
Changes in foreign exchange rates	(4,965)
Imputed interest	819,609
Balance, December 31, 2006	6,350,680
Adjustment to opening balance [note 2]	(24,000)
Reclassification of deferred financing fees [note 2]	(347,589)
Changes in foreign exchange rates	(1,354,498)
Imputed interest	1,002,394
Balance, December 31, 2007	5,626,987

As a result of adopting Section 3855, amortization of deferred financing fees included in imputed interest on convertible debentures amounted to $117,496 in 2007. In 2006 and 2005, amortization of deferred financing fees of $139,214 and $43,059, respectively, was included in amortization expense.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

[a]	Authorized

The authorized capital stock of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

[b]    Issued and outstanding shares

		Stated	Contributed
	Number	value	surplus	Total
Common shares	#	$	$	$

Balance, December 31, 2004	21,313,595	24,192,321	1,328,187	25,520,508
Expiry of warrants [note 6[d]]	-	-	3,000	3,000
Stock-based compensation expense [note 6[e]]	-	-	509,792	509,792
Issued under share purchase plan [note 6[f]]	23,167	59,105	-	59,105
Issued on exercise of options [note 6[e]]	31,000	78,400	-	78,400
Repayment of share purchase loans	180,000	120,000	-	120,000
Balance, December 31, 2005	21,547,762	24,449,826	1,840,979	26,290,805
Expiry of warrants [note 8[b][i]]	-	-	197,000	197,000
Stock-based compensation expense [note 6[e]]	-	-	483,936	483,936
Issued under share purchase plan [note 6[f]]	25,910	56,751	-	56,751
Issued as payment for interest [note 5]	133,674	281,462	-	281,462
Issued on conversion of debenture [note 5]	150,877	475,441	-	475,441
Balance, December 31, 2006	21,858,223	25,263,480	2,521,915	27,785,395
Issued on exercise of options [note 6[e]]	3,000	4,600	(400)	4,200
Stock-based compensation expense [note 6[e]]	-	-	577,413	577,413
Issued under share purchase plan [note 6[f]]	12,000	16,935	-	16,935
Issued as payment for interest [note 5]	423,851	543,312	-	543,312
Issued pursuant to private placement [note 6[c]]	2,917,268	3,292,328	-	3,292,328
Balance, December 31, 2007	25,214,342	29,120,655	3,098,928	32,219,583

[c]	Private placement

On March 27, 2007, the Company issued, by way of private placement 2,917,268 common shares and 1,458,635 common share purchase warrants at $1.33 per unit for gross proceeds of $3,880,416, less issue expenses of $200,812 [resulting in net proceeds of $3,679,604].  The issue expenses were pro rated between the equity and the warrant components.  Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share.  The fair value of the warrants at the date of grant was estimated as $387,276 [net of expenses of $21,142], determined using the Black-Scholes option pricing model.

[d]	Warrants

Pursuant to the issue of convertible debentures on August 30, 2005, the Company granted warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per share [note 5].

Pursuant to a research collaboration agreement dated October 31, 2000, the Company granted warrants to purchase up to 50,000 common shares at an exercise price of $4.50 per share; these warrants were issued in annual increments of 10,000 warrants exercisable immediately and expiring in one year.  As of October 31, 2005, all warrants expired unexercised.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

The status of warrants as at December 31, 2007, 2006 and 2005 and changes during the years ended on those dates is presented below:

	2007		2006		2005
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	warrants	price	warrants	price	warrants	price
	#	$	#	$	#	$

Outstanding, beginning of year	1,288,970	3.57	1,388,970	3.60	110,000	4.05
Granted	1,458,635	1.66	-	-	1,288,970	3.57
Expired or forfeited	-	-	(100,000)	4.00	(10,000)	4.50
Outstanding, end of year	2,747,605	2.56	1,288,970	3.57	1,388,970	3.60

[e]	Options

Under the 1998 Stock Option Plan, the Company grants options to its employees, directors and consultants.  The Company may issue options for up to 4,500,000 common shares.  As at December 31, 2007, 3,225,017 options had been issued, of which 2,952,804 remain outstanding under this plan, and the remaining 1,274,983 are eligible to be issued.  The exercise price of each option granted may not be less than the market price of the Company's stock on the date of the grant and no option may have a term exceeding 10 years.

Certain of the options vest over a fixed term and others vest based on performance upon the achievement of certain milestones.  A summary of the status of the two types of options is presented below:

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

Fixed stock options

Fixed stock options vest on an annual basis over a period of up to five years.  The status of fixed stock options as at December 31, 2007, 2006 and 2005 and changes during the years ended on those dates is presented below:

	2007		2006		2005
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price
	#	$	#	$	#	$

Outstanding, beginning of year	2,739,304	2.83	2,297,785	3.41	1,954,285	3.54
Granted	877,000	1.55	896,500	1.48	549,500	3.02
Exercised	(3,000)	1.40	-	-	(31,000)	2.53
Expired or forfeited	(813,500)	3.31	(454,981)	3.08	(175,000)	3.79
Outstanding, end of year	2,799,804	2.29	2,739,304	2.83	2,297,785	3.41

Options exercisable, end of year	1,159,644	3.00	1,461,783	3.47	1,458,114	3.49

The following table presents information about fixed stock options outstanding at December 31, 2007:

		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	outstanding	life	price	exercisable	price
$	#	[in years]	$	#	$

1.10 - 1.70	1,542,500	3.81	1.44	222,500	1.24
2.20 - 2.95	679,304	1.78	2.89	411,844	2.87
3.20 - 3.97	218,000	1.77	3.58	186,300	3.52
4.00 - 4.09	360,000	1.06	4.02	339,000	4.02
	2,799,804	2.80	2.29	1,159,644	3.00

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

The assumptions used to calculate the fair value of stock-based compensation expense using the Black-Scholes option pricing model are approximately as follows:

	2007	2006	2005

Expected volatility	46.6%	43.9%	42.2%
Risk-free interest rate	4.24%	3.97%	3.66%
Expected life	5 years	5 years	5 years

Dividend yield assumption used for all years presented was nil.

The Black-Scholes option pricing model was used by the Company to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.  These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.  Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

Performance stock options

Performance stock options vest immediately upon the achievement of certain milestones as determined by the Board of Directors at the time of issuance.  The performance stock option milestones include criteria measured by product-related goals and corporate goals.  Product-related goals include product development, completion of clinical trials, regulatory submissions, regulatory approvals, signing of marketing partners and commercial launch of the Company's products.  The corporate goals include successful investor and public relations activities related to media publications and investor analyst coverage, as well as financial goals including completion of financings and government grants.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

The status of performance stock options as at December 31, 2007, 2006 and 2005 and changes during the years ended on those dates is presented below:

	2007		2006		2005
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	Of	exercise
	options	price	options	price	options	price
	#	$	#	$	#	$

Outstanding, beginning of year	181,000	2.91	176,000	3.46	176,000	3.46
Granted	33,000	1.15	120,000	2.35	-	-
Expired or forfeited	(61,000)	4.00	(115,000)	3.17	-	-
Outstanding, end of year	153,000	2.09	181,000	2.91	176,000	3.46
Options exercisable, end of year	123,000	2.32	34,700	4.00	85,825	3.29

The following table presents information about performance stock options outstanding at December 31, 2007:

		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	outstanding	life	price	exercisable	price
$	#	[in years]	$	#	$

1.12 - 1.17	33,000	4.46	1.15	3,000	1.15
2.35	120,000	3.83	2.35	120,000	2.35
	153,000	3.96	2.09	123,000	2.32

Performance stock-based compensation of $128,820 was expensed in 2007 [2006 - nil, 2005 -nil].

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

Pro forma impact of stock-based compensation

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	2007	2006	2005
	$	$	$
Net loss and comprehensive loss for the year	(6,315,812)	(5,948,971)	(4,989,705)
Estimated stock-based compensation expense	(6,000)	(50,610)	(116,286)
Pro forma net loss	(6,321,812)	(5,999,581)	(5,105,991)

Pro forma basic and diluted loss per common share	$(0.26)	$(0.28)	$(0.24)

The assumptions used to calculate the fair value of stock-based compensation expense using the Black-Scholes option pricing model are approximately as follows:  expected volatility of 54.3%; risk-free interest rate of 4.06%; dividend yield of nil; and expected life of the options of five years.

f]	[ Share purchase plan

The Company implemented a share purchase plan effective March 22, 1999, as amended on May 25, 2005.  Pursuant to the terms of the plan, the Company will match the value of the common shares purchased by its employees or directors by issuing from treasury an equal number of common shares, up to a maximum value of the lesser of 50% of the maximum allowable annual contribution for registered retirement savings plans [being $9,500 as at December 31, 2007 or 9% of the employee's annual salary].  The maximum number of common shares which may be issued by the Company pursuant to the share purchase plan is 350,000.  Under the plan, the Company issued 12,000 common shares to employees and directors during the year ended December 31, 2007 and 25,910 and 23,167 common shares during the years ended December 31, 2006 and 2005, respectively.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

7. INCOME TAXES

a]	[Significant components of the Company's future tax assets are as follows:

	2007	2006
	$	$

Future tax assets
Federal tax loss carryforwards	2,680,000	3,045,000
Ontario tax loss carryforwards	2,501,000	2,170,000
Investment tax credits	2,521,000	2,061,000
Financing and share issue costs	251,000	194,000
Scientific research and experimental development	3,575,000	3,684,000
Capital assets	163,000	95,000
Deferred revenue	139,000	-
Unrealized gain on foreign exchange	(187,000)	-
Future tax assets before valuation allowance	11,643,000	11,249,000
Valuation allowance	11,643,000	11,249,000
Net future tax assets	-	-

No net future tax assets have been recognized in the consolidated financial statements as the realization of the net future tax assets does not meet the more likely than not recognition criteria.

[b]
The Company has accumulated tax losses for federal and provincial purposes in Canada.  The Company also has unclaimed federal scientific research investment tax credits.  The losses and investment tax credits can be used to offset future years' Canadian taxable income, the benefit of which has not been recorded in the accounts.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

The approximate tax losses and investment tax credits expire as follows:

	Federal $	Ontario $	Investment tax credits $

2008	1,562,000	1,562,000	-
2009	2,887,000	2,887,000	18,000
2010	2,018,000	2,018,000	247,000
2011	-	-	337,000
2012	-	-	297,000
2013	-	-	397,000
2014	494,000	494,000	423,000
2015	2,160,000	2,160,000	466,000
2026	4,836,000	4,836,000	454,000
2027	3,911,000	3,911,000	327,000
	17,868,000	17,868,000	2,966,000

[c]
The Company has available scientific research and experimental development ["SR&ED"] expenditures for income tax purposes which may be carried forward indefinitely to reduce future years' taxable income.  The total of such expenditures accumulated to December 31, 2007 was approximately $12,326,000.  The potential income tax benefits associated with these expenditures have not been recorded in the accounts.

[d]	The Company is entitled to receive provincial investment tax credits relating to SR&ED expenditures incurred, the benefits of which have been accrued in the accounts.

[e]	[The following is a reconciliation of the provision for (recovery of) income taxes between those that are expected, based on substantively enacted rates, to those currently reported:

	2007		2006		2005
	$	%	$	%	$	%

Loss before income taxes	(6,315,812)		(5,948,971)		(4,989,705)
Expected recovery of income taxes	(2,281,271)	(36.1)	(2,148,768)	(36.1)	(1,802,281)	(36.1)
Permanent differences	353,375	5.6	526,482	8.8	299,044	6.0
Change in valuation allowance	1,927,896	30.5	1,622,286	27.3	1,503,237	30.1
	-	-	-	-	-	-

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

8. COMMITMENTS

[a]	Commercialization agreements

On July 13, 2007, the Company signed an agreement with AstraZeneca Pharmaceuticals LP [“AstraZeneca”] to market and distribute the Company’s skin cholesterol test in the U.S.  Under the financial terms of the agreement, the Company received an upfront payment of US$500,000 and can receive a series of additional payments of up to US$6,000,000 upon attainment of various development and revenue targets.  The upfront payment was deferred and is being recognized as license revenue on a straight-line basis over five years which is the expected performance period whereby both parties believe they will be able to successfully market and distribute the Company’s skin cholesterol test in the U.S.  In addition, the Company will receive royalties of 20% on AstraZeneca’s sales of the products, escalating to 25% on sales in excess of US$30,000,000 per year.  The agreement does not provide for a fixed termination date.

Pursuant to an agreement dated May 10, 2002, as amended on December 20, 2002 and December 9, 2005, the Company licensed to McNeil Consumer Healthcare ["McNeil"] the right to market and distribute the Company's test for coronary artery disease in Canada and for the insurance laboratory field in the United States and Mexico.  The term of the agreement was 15 years and required McNeil to purchase the Company's skin cholesterol test and to pay ongoing royalties to the Company based on McNeil's sales, in addition to a series of financial milestone payments of up to $3,300,000, which were to be based on McNeil's achievement of specified annual sales levels of the licensed products.

On May 28, 2004, as amended on December 9, 2005, the Company signed an additional marketing agreement with McNeil and completed an exclusive worldwide licensing agreement to sell the Company's skin cholesterol tests under the brand name PREVU* Skin Sterol Test.  The agreement had a minimum term of 10 years.  Under the financial terms of the agreement, the Company received a non-refundable $3,000,000 up-front payment.

On December 28, 2006, the agreements with McNeil were terminated and the balance of the deferred revenue, which had been received as an up-front payment, of $2,297,400 was recorded as license revenue.  In addition, the Company received additional license revenue of $221,000 related to annual minimum sales levels and purchased other assets from McNeil for $221,000, including the PREVU* trademark for $150,000.

[b]	Research and collaboration agreements

The Company has entered into agreements with various clinical sites to conduct clinical trials on its technologies.  The Company is committed, upon the progressive completion of the trials, to make further payments of approximately $112,000.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

The Company has acquired or is developing in collaboration with others a number of technologies that will require the Company to make payments upon the successful achievement of certain technological milestones.  Additionally, in connection with the development of the technologies, the Company has entered into research agreements whereby a minimum fee will be paid for research and development to be carried out by other parties.  The Company is committed, upon the successful achievement of future operating performance milestones, to make further payments of approximately $225,000 to these parties.

[i]
Pursuant to agreements [the "ColorectAlertTM License Agreements"] dated March 27, 1998, May 1, 1998, and October 23, 2001 between the Company and Dr. A.K.M. Shamsuddin [the "ColorectAlertTM Inventor"], the Company acquired a license, including the three existing United States and Japanese patents, for a technology that detects a carbohydrate marker associated with cancerous and pre-cancerous conditions ["ColorectAlertTM"].  Pursuant to the terms of the agreements, the Company is required to make payments upon achieving certain research and development milestones as well as royalty payments based on revenue from sales of this technology.  As at December 31, 2007, the Company had made milestone payments under the ColorectAlertTM License Agreements of approximately $328,000.  Future milestone payments, upon completion of specific milestones, could amount to as much as $120,000.  In addition, the Company granted warrants to purchase up to 100,000 common shares at exercise prices ranging from $3.50 to $4.50 per share to the ColorectAlertTM Inventor.  These warrants expired unexercised on October 19, 2006, and the fair value of $197,000 was reclassified from warrants to contributed surplus [note 6[b]].

On January 5, 2007, the Company settled litigation relating to the ColorectAlertTM License Agreements.  Under the terms of the settlement with Dr. Shamsuddin and Med-11 AG ["Med-11"], the Company agreed to pay $175,000 to Med-11 and amended the agreements to replace Dr. Shamsuddin with Med-11 as the licensor.  This amount was expensed in 2006 as general and administration expense.  The amendment also reduced the royalty payable by the Company from 10% to 7.5% on its revenue from products utilizing the patents and eliminated all future milestone payments that the Company may have been required to pay under the initial agreements.

[ii]
The Company entered into an agreement [the "Procyon License Agreement"] with Ambrilia Biopharma, Inc. [formerly, Procyon Biopharma Inc.] ["Procyon"] dated March 19, 2001, as amended, whereby the Company has the right to complete the development, clinical trials and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute the ColoPathTM technology exclusively on a global basis.  Pursuant to the terms of the Procyon License Agreement, all new patents will be owned by the Company.  Procyon is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of all mucus-based colorectal cancer tests.  As at December 31, 2007, the Company had made milestone payments under the Procyon License Agreement of $125,000.  Future milestone payments, upon completion of specific milestones, could amount to as much as $225,000.  The Procyon License Agreement does not have a fixed termination date and it may be terminated upon written agreement of the parties, if the Company has not at that time engaged in any clinical work or product development in connection with the research and development of ColorectAlertTM or ColoPathTM or met minimum levels of sales of these products.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

[c]	Key man life insurance

A subsidiary of the Company, 6211178 Canada Inc. [the "Subsidiary"], owns life insurance policies for the CEO in the amount of $8,000,000, with the Subsidiary as the named beneficiary.  In the event of the CEO's death, the Subsidiary shall use 75% of the insurance proceeds to purchase the CEO's common shares in the Company from his estate.  Pursuant to the terms of the insurance agreement, on January 1 of each year, the Subsidiary shall ensure that the amount of the insurance policy is not less than 100% of the fair market value of the CEO's common shares at that date.  The Company owns an additional life insurance policy for the CEO in the amount of $3,000,000.

[d]	Operating leases and other commitments

The Company has contractual commitments and future minimum annual lease payments under operating leases for its office premises and laboratory facilities as follows:

$

2008	138,000
2009	20,000
2010 and thereafter	-
158,000

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

9. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

	2007	2006	2005
	$	$	$
Accounts receivable	2,929	870,670	(659,543)
Inventory	118,042	(142,913)	231,194
Prepaid expenses and other receivables	(187,942)	(253,509)	(180,249)
Investment tax credits receivable	(140,000)	-	189,000
Accounts payable and accrued liabilities	(804,266)	948,482	(641,799)
	(1,011,237)	1,422,730	(1,061,397)

The Company did not pay any amounts for income taxes from 2005 to 2007.

10. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these consolidated financial statements, conforms in all material respects to U.S. GAAP, except as follows:

	2007	2006	2005
	$	$	$
Net loss for the year [Canadian GAAP]	(6,315,812)	(5,948,971)	(4,989,705)
Adjustments
Amortization of intangible assets [a]	46,446	58,057	72,572
Mark-to-market adjustment on derivative [b]	820,286	54,088	28,807
Amortization of deferred financing fees [c]	(69,613)	(50,043)	(15,798)
Net loss and comprehensive loss for the year [U.S. GAAP] [e]	(5,518,693)	(5,886,869)	(4,904,124)

Basic and diluted loss per share [U.S. GAAP]	$(0.23)	$(0.27)	$(0.23)
Weighted average number of common shares outstanding, basic and diluted	24,326,078	21,663,698	21,487,008

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

Basic loss per common share is determined using the weighted average number of common shares outstanding during the years.  As a result of the net losses for the years ended December 31, 2007, 2006 and 2005, the potential dilutive effect of the exercise of stock options and warrants was anti-dilutive, and therefore, it was not included in the calculation of diluted loss per share.

Consolidated balance sheet items, which would differ under U.S. GAAP, are as follows:

	2007	2006
	$	$
ASSETS
Intangible assets, net [a]	120,000	150,000
Deferred financing fees [c]	288,742	493,851
	2,860,761	5,185,639

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Convertible debentures [b][c]	5,932,080	6,368,680
Derivative liability [b]	1,556,851	2,402,244
	9,039,636	10,667,286

Shareholders' deficiency
Capital stock	33,838,892	29,981,717
Additional paid-in capital [d]	6,132,141	5,167,851
Deficit [a] [b] [c]	(46,149,908)	(40,631,215)
	(6,178,875)	(5,481,647)
	2,860,761	5,185,639

[a]    Intangible assets

Under U.S. GAAP, the Company's patents and patent rights, which are primarily comprised of patents and know-how which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with Statement of Financial Accounting Standards ["SFAS"] No. 2, "Accounting for Research and Development Costs".  The Company's patents and patent rights do not have an alternative future use given their specialized nature and limited alternative use.  Under Canadian GAAP, the patents and patent rights are considered to be a development asset that is capitalized and amortized over its expected useful life.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

[b]   Convertible debentures

The Company determined that the conversion feature of the convertible debentures met the definition of a derivative under FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, and should be recorded on the consolidated balance sheets as a derivative liability with subsequent changes in value recorded through earnings.

In accordance with Accounting Principles Board ["APB"] Opinion No. 14, a value is assigned to the warrants when they are detachable from the convertible debentures.  As a result, there is no difference in the value assigned to warrants under Canadian and U.S. GAAP.

On August 25, 2006, $461,235 [U.S.$430,000] of the debentures were converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,304 of the liability component of the convertible debentures, $136,298 of the derivative liability and $32,367 of the deferred financing fees to capital stock.  These amounts differ slightly from the amounts reported under Canadian GAAP described in note 5.

[c]   Deferred financing fees

Under U.S. GAAP, financing fees relating to the issue of convertible debentures are pro-rated between the liability [exclusive of the fair value assigned to the conversion feature] and the warrant components of the debentures.  Under Canadian GAAP, the financing fees are allocated between the liability, the equity and the warrant components. The expenses related to the liability component are deferred and amortized over the term of the debentures using the effective interest method whereas the expenses related to the equity and warrant components are netted against their respective fair values.  The resulting difference is that the financing fees allocated to the liability component under U.S. GAAP are higher than under Canadian GAAP, and therefore, additional amortization expense is recorded.

Effective January 1, 2007, under Canadian GAAP, the Company reclassified the unamortized deferred financing fees to convertible debentures to adopt Section 3855. Therefore, the reported amount of deferred financing fees and convertible debentures is presented net under Canadian GAAP but gross under U.S. GAAP.

[d]   Stock options

Prior to 2003, the Company did not recognize compensation expense relating to stock options under Canadian or U.S. GAAP.  Effective January 1, 2003, the Company adopted the provisions of SFAS No. 123 ["SFAS 123"], which aligned with the provisions of CICA Handbook Section 3870.  Prior to January 1, 2003, the Company recognized compensation expense for the fixed and performance stock options granted to employees in accordance with APB Opinion No. 25 ["APB 25"].  APB 25 required the Company to recognize compensation expense relating to the intrinsic value of the options when the market price of the underlying stock is greater than the exercise price of the stock options on the grant date.  Compensation expense recorded prior to January 1, 2003 was recorded as additional paid-in capital and was reclassified to capital stock upon exercising of the actual options.  Under Canadian GAAP, there was no recognition of compensation expense related to employee options prior to January 1, 2003.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

[e]   Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements.  Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period.  For the years presented, the Company did not have any material transactions that would otherwise have had an impact on comprehensive loss.  As such, net loss for the year under U.S. GAAP is equal to comprehensive loss.

[f]    SFAS 123 pro forma disclosures

SFAS 123 requires pro forma disclosures of net loss and loss per share as if the fair value method, as opposed to the intrinsic value-based method, of accounting for employee stock options had been applied for performance stock options granted prior to January 1, 2003.

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

The following tables present the Company's net loss and loss per share on a pro forma basis using the fair value method as determined by the Black-Scholes option pricing model:

	2007	2006	2005
	$	$	$
Net loss for the year
U.S. GAAP - as reported	(5,518,693)	(5,886,869)	(4,904,124)
Pro forma stock-based compensation
expense [d]	(6,000)	(45,888)	(225,923)
Net loss under U.S. GAAP - pro forma	(5,524,693)	(5,932,757)	(5,130,047)

Basic and diluted loss per share [U.S. GAAP]
As reported	$(0.23)	$(0.27)	$(0.23)
Pro forma	$(0.23)	$(0.27)	$(0.24)
Weighted average number of common shares
outstanding, basic and diluted	24,326,078	21,663,698	21,487,008

The assumptions used to calculate the fair value of stock-based compensation expense for performance stock options granted in the respective years prior to 2003 using the Black-Scholes option pricing model are as follows:

	High	Low

Expected volatility	62.3%	55.5%
Risk-free interest rate	6.19%	4.56%
Expected life	5 years	5 years
Dividend yield	nil	nil

[g]   Additional consolidated balance sheet information

 Accounts payable and accrued liabilities consisted primarily of amounts owing to trade creditors of $459,695 [2006 - $1,208,702; 2005 - $573,818] and accruals related to clinical trials of $294,716 [2006 - $512,660; 2005 - $372,420]   and a litigation settlement of nil [2006 - $175,000; 2005 - nil].

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars, unless otherwise noted]

December 31, 2007

11.  COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements for the years ended December 31, 2006 and 2005 have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.